

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 6, 2009

Via U.S. Mail and facsimile to (915) 225-8001

Mr. Gerald J. Rubin
Chief Executive Officer
Helen of Troy Limited
1 Helen of Troy Plaza
El Paso, TX 79912

>   **Re: Helen of Troy Limited**
>   **Form 10-K for the fiscal year ended February 29, 2008**
>   **Filed May 13, 2008**
>
>   **File No. 001-14669**

Dear Mr. Rubin:

        We have reviewed your supplemental response letter dated March 16, 2009 as well as your filing and have the following comments. As noted in our comment letter dated February 26, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Critical Accounting Policies and Estimates, page 12

1. We note your response to prior comment one and the disclosure changes you intend to make in future filings. You indicate that you performed your annual goodwill impairment test in the first quarter of fiscal 2009 and that you recorded an impairment of $7.8 million associated with trademarks in your Personal Care segment. We note that you concluded that goodwill was not impaired. Considering that goodwill was $212.6 million and accounted for 22% of total assets as of the end of your third quarter of fiscal 2009, tell us whether you performed a subsequent interim impairment test. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. In your revised disclosures, please also discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment under SFAS 142 was required.

In light of the significance of your goodwill balance, we request robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

- Disclose a breakdown of your goodwill balance as of February 28, 2009 by reporting unit.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, since you utilize the discounted cash flow approach, you should disclose at a minimum:

  1) the discount rates for each reporting unit and how those discount rates were determined;
  2) how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value; and
  3) your consideration of any market risk premiums.

- Describe changes to the assumptions and methodologies, if any, since your annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market risk premiums that have been noted in the current equity and debt markets.
- Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.
- Provide a table showing:

  1) the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

  2) using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

- In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2. We note your disclosure indicating that you assess the fair value of your intangible assets based on discounted cash flows models. Tell us whether you use the relief from royalty method to determine the fair value of your trademark in your impairment analysis. If this is not the case, tell us in detail how your discounted cash flows models specifically isolate future cash flows to the trademarks.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director